MR

Rec'd 9/22/06

SECURI[illegible] [illegible]SSION

06050160

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Equities Corp

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
OCT 30 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 22 2006
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Legend Equities Corporation:

We have audited the accompanying balance sheets of Legend Equities Corporation (the Company), a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2005 and 2004, and the related statements of income, owner's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legend Equities Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 20, 2006

LEGEND EQUITIES CORPORATION

Balance Sheets

December 31, 2005 and 2004

Assets		2005	2004
Assets:			
Current assets:			
Cash and cash equivalents	$	1,815,258	2,530,868
Accounts receivable		2,417,531	2,383,456
Prepaid expenses and other current assets		359,636	340,532
Deferred income taxes (note 5)		28,000	160,000
Total current assets		4,620,425	5,414,856
Deposits		51,325	49,196
Total assets	$	4,671,750	5,464,052
Liabilities and Owner's Equity			
Liabilities:			
Current liabilities:			
Commissions payable	$	1,897,643	1,761,847
Accounts payable and accrued expenses		272,719	624,479
Income taxes payable		202,777	58,547
Payable to affiliate (note 4)		50,908	20,110
Total liabilities		2,424,047	2,464,983
Owner's equity:			
Common stock, no par. Authorized 1,500 shares; issued and outstanding 100 shares		—	—
Retained earnings		2,247,703	2,999,069
Total owner's equity		2,247,703	2,999,069
Contingencies (note 9)			
Total liabilities and owner's equity	$	4,671,750	5,464,052

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statements of Income

Years ended December 31, 2005 and 2004

		2005	2004
Revenue:			
Distribution fees	$	27,337,929	24,968,755
Investment and other		1,669,006	1,639,851
Total revenue		29,006,935	26,608,606
Expenses:			
Commission expense		21,867,967	19,872,439
Selling expense		983,294	944,511
General and administrative		5,692,040	5,281,592
Total expenses		28,543,301	26,098,542
Income before income taxes		463,634	510,064
Income taxes (note 5)		215,000	222,116
Net income	$	248,634	287,948

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statements of Owner's Equity

Years ended December 31, 2005 and 2004

		Common stock	Retained earnings	Total owner's equity
Balance at December 31, 2003	$	—	2,711,121	2,711,121
Net income		—	287,948	287,948
Balance at December 31, 2004		—	2,999,069	2,999,069
Net income		—	248,634	248,634
Dividends paid		—	(1,000,000)	(1,000,000)
Balance at December 31, 2005	$	—	2,247,703	2,247,703

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	248,634	287,948
Adjustments to reconcile net income to net cash provided by operating activities:			
Changes in assets and liabilities:			
Accounts receivable		(34,075)	(633,358)
Receivable from affiliate		—	217,691
Prepaid expenses and other assets		(19,104)	(51,132)
Deposits		(2,129)	(49,196)
Deferred income taxes		132,000	(160,000)
Accounts payable and accrued expenses		(351,760)	305,367
Commissions payable		135,796	387,740
Income taxes payable		144,230	(5,447)
Payable to affiliate		30,798	20,110
Net cash provided by operating activities		284,390	319,723
Cash flows from financing activities:			
Cash dividends		(1,000,000)	—
Net cash used in financing activities		(1,000,000)	—
Net increase (decrease) in cash and cash equivalents		(715,610)	319,723
Cash and cash equivalents at beginning of year		2,530,868	2,211,145
Cash and cash equivalents at end of year	$	1,815,258	2,530,868
Supplemental disclosures of cash flow information:			
Cash paid (received) during the year for income taxes	$	(61,230)	387,563

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Description of Business

Legend Equities Corporation (the Company) is a subsidiary of Legend Group Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). In addition, the Company is also a licensed insurance agency.

On March 31, 2000, all of the capital stock of the Legend Group of Companies, which included the Company, was acquired by Waddell & Reed Financial, Inc. (WDR). Following the purchase of the Company by WDR, the Company's former parent, Service Management Advisory Corporation, was merged with the Company along with LEC Insurance Agency, another affiliated company acquired by WDR. LEC Insurance Agency had no activity during fiscal years 2004 and 2005. This merger has been accounted for at historical cost as a result of common ownership following the acquisition by WDR. WDR did not use pushdown accounting to account for the purchase of the Company, and therefore, all goodwill is accounted for in Legend Group Holdings, LLC, the Company's parent, following the acquisition.

The Company sells mutual funds, variable products, stocks, and insurance products. The Company enters into securities and insurance transactions in its capacity as agent for customers. The Company's major sources of revenues consist of distribution fees earned on new sales of mutual fund products and trailing commissions on existing eligible assets. Other sources of revenue include fees for marketing support, networking fees, and insurance commissions. The Company's clients are located throughout the United States.

(b) Cash and Cash Equivalents

Cash includes cash on hand and short-term investments. The Company considers all highly liquid debt instruments with original maturities of 90 days or less to be cash equivalents.

(c) Revenue Recognition

Distribution and commission revenue and expenses (and related receivables and payables) resulting from securities transactions are recorded on the date on which the order to buy or sell securities is executed. Marketing support and networking fees are recorded on the date they are received.

(d) Income Taxes

The accounts of the Company are included in the consolidated Federal income tax return filed by WDR. The Company's Federal income tax provision has been recorded on the same basis as if a separate return had been filed. Florida and New York state taxes are allocated based upon sales in each state.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $1,219,428 and $1,822,445, respectively, which was $1,057,825 and $1,658,113, respectively, in excess of its required net capital of $161,603 and $164,332, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.99 to 1 and 1.35 to 1 at December 31, 2005 and 2004, respectively. The difference between net capital and owner's equity is the nonallowable assets, which are excluded from net capital.

(3) Owner's Equity

On March 31, 2000, all of the Company's capital stock was acquired and then retired by WDR. The excess of the liabilities over assets of the Company's former parent, Service Management Advisory Corporation, which was merged with the Company after being acquired by WDR in March 2000, was reflected as a reduction in owner's equity. Dividends of $1,000,000 and $0 were paid to Legend Group Holdings, LLC during 2005 and 2004, respectively.

(4) Transactions with Related Parties

Advisory Services Corporation, an affiliated company, pays expenses, which include home office overhead expenses, salaries, benefits, and Federal and state income taxes for all subsidiaries of Legend Group Holdings, LLC, including the Company. The Company then reimburses Advisory Services Corporation for expenses paid on the Company's behalf. At December 31, 2005 and 2004, respectively, the Company owed Advisory Services Corporation $50,908, and $20,110 for expenses incurred. The Company received distribution fee revenue from WDR of $2,940,802 and $1,906,116 in 2005 and 2004, respectively.

(Continued)

(5) Income Taxes

The components of total income tax expense for the years ended December 31, 2005 and 2004 were as follows:

		2005	2004
Current income tax expense:			
Federal	$	72,000	319,576
State and local		11,000	62,540
		83,000	382,116
Deferred income tax expense:			
Federal		115,000	(139,000)
State and local		17,000	(21,000)
Total income tax expense	$	215,000	222,116

The difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's actual income tax expense is primarily due to state income tax expense and nondeductible meals and entertainment expenses.

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2005 and 2004 is as follows:

		2005	2004
Deferred tax liabilities:			
Benefit plans	$	(3,235)	—
Prepaid expenses		(55,893)	—
Other		(160)	—
Total gross deferred liabilities		(59,288)	—
Deferred tax assets:			
Unvested restricted stock		18,256	—
Accrued expenses		69,032	160,000
Total gross deferred assets		87,288	160,000
Net deferred tax assets	$	28,000	160,000

A valuation allowance for deferred tax assets was not necessary at December 31, 2005 or 2004.

(6) Savings and Investment Plan

On March 31, 2000, the Company adopted WDR's 401(k) plan. This plan provides for a 100% Company match on the first 3% of income and 50% on the next 2% of income, not to exceed 4% of the employee's eligible salary. The Company's contributions to the WDR 401(k) plan for the years ended December 31, 2005 and 2004 were $67,588 and $59,336, respectively.

(7) Pension Plan

As of January 1, 2002, employees of the Company were eligible to participate in the pension plan maintained by their parent company, WDR. The retirement plan covers substantially all employees. Benefits payable under the plan are based on employees' years of service and compensation during the final 10 years of employment. This plan invests in equity securities of large-capitalization companies, investment-grade corporate and government bonds, and cash and cash equivalents.

At December 31, 2005 and 2004, WDR had recorded a net liability related to the plan of $920,000 and $7,160,000, respectively. At December 31, 2005 and 2004, the actuarially determined benefit obligations of the plan were $86,530,000 and $82,829,000 respectively, and the net assets available for plan benefits were $74,445,000 and $68,629,000, respectively. Contributions made by the Company to WDR were $79,276 and $63,250 for the years ended December 31, 2005 and 2004, respectively. Pension expense recorded by the Company, as determined by WDR, was $75,417 and $55,164 for the years ended December 31, 2005 and 2004, respectively.

(8) Rental Expense and Lease Commitments

The Company leases its home office buildings and certain sales and other office space under long-term operating leases. Rent expense was $848,611 and $888,671 for the years ended December 31, 2005 and 2004, respectively. Future minimum rental commitments under noncancelable operating leases for the years ended December 31 are as follows:

2006	$	862,229
2007		722,941
2008		654,958
2009		640,820
2010		213,699
	$	3,094,647

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be less than those in 2005.

(9) Contingencies

The Company is a party to various claims arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, any adverse determination in one or more pending claims would not have a material adverse effect on the Company's financial position or results of operations.

Schedule 1

LEGEND EQUITIES CORPORATION

Computation of Net Capital under Rule 15c3-1

December 31, 2005

Computation of net capital:		
Total owner's equity from balance sheet	$	2,247,703
Deduct—total nonallowable assets		1,028,275
Net capital	$	1,219,428
Computation of aggregate indebtedness:		
Total liabilities from balance sheet	$	2,424,047
Aggregate indebtedness	$	2,424,047
Computation of basic net capital requirement:		
Minimum net capital	$	161,603
Excess net capital	$	1,057,825
Ratio: Aggregate indebtedness to net capital		1.99
Nonallowable assets and other deductions:		
Receivables and other current assets	$	1,028,275

NOTE: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

Schedule 2

LEGEND EQUITIES CORPORATION

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission
Information Relating to the Possession or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2005

The Company is not required to file the above schedules, as they are exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii), as all broker and dealer transactions are cleared on a fully disclosed basis with a clearing broker or dealer. In addition, the Company promptly transmits all funds and delivers securities received in connection with the Company's activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Control by SEC Rule 17a-5

The Board of Directors
Legend Equities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Legend Equities Corporation (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 20, 2006